SECURI[...] 06005642 [...]ON

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH DC 152

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Klein Investment Group, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Boulevard, Suite 1001
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klein 310-278-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

RONALD RIEDER
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1529662
LOS ANGELES COUNTY
My Comm. Exp. November 25, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

March 29, 2006

Mr. Michael Klein
Klein Investment Group, L.P.
9595 Wilshire Blvd., Suite 1001
Beverly Hills, CA 90212

Dear Michael:

I am enclosing the annual audited report of Klein Investment Group, L.P. for the year ended December 31, 2005. There are six copies, excluding your file copy. The second page of the facing page must be signed by you, notarized and copied. Be sure to send them via overnight courier as follows:

1 copy -
NASD/Financial Operations 240-386-5161
9509 Key West Avenue, 5th Floor
Rockville, Maryland 20850
Attention: Eleanor M. Sabalbaro

A courtesy copy to -
National Association of Securities Dealers, Inc. 213-229-2300
300 S. Grand Ste. 1600
Los Angeles, CA 90017

2 copies
Securities Exchange Commission 202-551-6551
Office of Investor Education and Assistance
100 F Street, NE
Washington, D.C. 20549

A courtesy copy to -
Securities Exchange Commission 323-965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

A courtesy copy to –
Department of Corporations
Securities Regulation Division
320 West 4th Street, Suite 750
Los Angeles, CA 90013-1105
Broker-Dealer Section

Send copies to the various states in which you are licensed, if required.

Also, be sure to include a copy of the approval for extension with each package.

If you have any questions, please call at your convenience.

Very truly yours,

George

George Brenner, CPA

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2005

KLEIN INVESTMENT GROUP, L.P.
9595 WILSHIRE BOULEVARD, SUITE 1001
BEVERLY HILLS, CA 90212

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2006

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$ 62,578
Cash and cash equivalents – brokerage accounts	713,720
Accounts receivable	2,632
Due from general partner	4,653
Equipment – at cost net of accumulated depreciation of $160,815	26,303
Rent deposit	8,382
Other	400
Total assets	$ 818,668

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 28,052
Total liabilities	28,052
Partners' total capital	790,616
Total liabilities and partners' capital	$ 818,668

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues – Page 14	$ 656,667
Operating Expenses – Page 15	510,923
Income Before Provision for Income Taxes	145,744
Federal	--
State	1,600
Net Income	$ 144,144

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Capital - January 1, 2005	$ 533,021
Net income	144,144
Contributions	113,451
Capital – December 31, 2005	$ 790,616

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

NET CASH PROVIDED BY OPERATIONS:		
Net Income		$ 144,144
Depreciation		4,819
Reduction in Notes Payable		(350,000)
		(201,037)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Accounts Receivables		20,617
Receivable from Clearing Broker		54,933
Securities Short Sale		(13,379)
Accounts Payable and Accrued Expenses		(42,659)
		19,512
NET CASH USED BY OPERATIONS		(181,525)
CASH FLOWS FROM INVESTING ACTIVITES:		
Reduction in Trading Account		121,534
NET CASH USED FOR INVESTING		121,534
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		113,451
NET CASH PROVIDED BY FINANCING ACTIVITIES		113,451
NET INCREASE IN CASH		53,460
Cash at Beginning of Period		9,118
CASH BALANCE		$ 62,578
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
State Income Tax Paid		$ 1,600
Interest paid		$ 8
Non-monetary transaction:		
Reduction in Note Payable	$ (600,000)	
Reduction in Note Receivable	250,000	$ (350,000)

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership's partners are ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). During the latter part of 2005, the Company became inactive.

NOTE 2 – SUMMARY OF SINGIFICAN ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of:

Checking Account	$ 62,578
Brokerage Accounts	713,720
	$ 776,298

Valuation of Investments

Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Only one security was valued by management. An amount of $400 was assigned and classified as a non allowable asset.

Depreciation and Amortization

Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NOTE RECEIVABLE & NOTE PAYABLE

In May 2000 the Partnership lent $1,000,000 to Watchnet a California based internet company. In 2001 and 2002, $350,000 and $400,000 were received, respectively bringing the balance to $250,000. The only interest recorded was $160,000 in 2000.

Linked to the $250,000 note receivable was a $600,000 liability. Both the note receivable and receivable were written off in 2005, resulting in an increase to income of $350,000.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 53,799
Computer equipment	99,826
Office equipment	33,493
	187,118
Less: accumulated depreciation	160,815
Total	$ 26,303

NOTE 5 – ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is basically the sole owner of the Company. All year's 2005 income is allocated to him.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership had net capital of $747,293, which was $742,293 in excess of its required net capital of $5,000 which was reduced from $100,000 in 2005. The Partnership's net capital ratio was .037 to 1.

NOTE 7 – LEASE COMMITMENTS

Future minimum lease payments under an operating lease for office space are approximately as follows:

2006	108,000
2007(7months)	64,000
	$172,000

NOTE 8 – INCOME TAXES

The Partnership has no income tax. Income or losses are passed directly through to the partners. Minimum state tax is $800. The tax provision in 2005 was as follows:

2004 State Tax	$ 800
2005 State Tax	800
	$ 1,600

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 790,616
Less: Non allowable assets – Schedule Attached	(42,370)
Haircut – Securities	(953)
NET CAPITAL	$ 747,293
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 1,871
Minimum dollar net capital required	$ 5.000
Net Capital required (greater of above amounts)	$ 5.000
EXCESS CAPITAL	$ 742,293
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 744,488
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 28,052
Percentage of aggregate indebtedness to net capital	3.75%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited Net Capital	$ 749,763
Haircut to 2%	(668)
Increase in A/P	(2,500)
Cash understated on Focus Report	698
Audited Net Capital	$ 747,293

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2005

Accounts Receivable	$ 2,632
Rent Deposit	8,382
Due from General Partner	4,653
Equipment, Net	26,303
Other	400
	$ 42,370

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS/DEALERS UNDER RULE 15C3-3 OF THIS SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2005

Exemptive Provision

The Partnership claims an exemption from the computation of reserve requirements according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2005

Exemptive Provision

The Partnership claims exemptions from the possession and control requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying note to financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE & OPERATING EXPENSES

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2005 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2006

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECMEBER 31, 2005

Retail equity commissions	$ 62,329
Retail mutual fund commissions	20,820
Commission income	1,483
Money market	4,714
OTC & other business	63,475
Listed option commissions	80,619
Error account	210
Dividends	74
Interest	27,394
Note payable and receivable reduction	350,000
Rental income	14,425
Other income	31,124
Total Revenues	$ 656,667

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Accounting	$ 42,448
Auto	7,243
Bank Charges	274
Bad Debt	23,249
Bonus	5,000
Clearing Charges	4,325
Clearing Charges – Commission	64,633
Clearing Charges-Non Commission	7,470
Depreciation	4,819
Dues & Subscriptions	928
Delivery	2,478
Gift	50
Insurance	43,051
Interest	8
Legal	17,983
Meals & Entertainment	3,076
NASD Fees/Assessment	4,256
Office Expense	11,994
Office Supplies	2,680
Outside Services	57,257
Parking	8,395
Postage & Delivery	5,065
Payroll fees	1,913
Professional Publications	42
Quotation Fees	24,804
Registration Expenses	112
Rent-Office	103,088
Salaries-Admin	61,107
Taxes – Payroll	6,107
Tax and License	9,655
Telephone	19,256
Travel	3,776
Other	(35,619)
Total Operating Expenses	$ 510,923

See accompanying notes to financial statements

PART II

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (hereafter referred to as the "Company") for the year ended December 31, 2005. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Klein Investment Group, L.P.
Beverly Hills, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 29, 2006